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                                    EXHIBIT 2

                             FORM OF PRESS RELEASE

              QUIDEL CORPORATION IMPLEMENTS STOCKHOLDER RIGHTS PLAN

SAN DIEGO, California, December 20, 1996 -- QUIDEL Corporation (NASDAQ: QDEL) announced today that its Board of Directors has approved the adoption of a Stockholder Rights Plan (the "Plan") similar to those adopted by many public companies.

The Plan is designed to enable all stockholders of QUIDEL to realize the long-term value of their investments in QUIDEL. Specifically, the Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of QUIDEL without offering a fair price to all of QUIDEL's stockholders.

The Company said the new Plan will not prevent an acquisition of the Company on terms favorable to all stockholders and is designed to increase the Board's flexibility in the event QUIDEL is confronted with coercive or unfair takeover tactics.

The Plan provides for the distribution to QUIDEL's stockholders of one preferred stock purchase "right" for each outstanding share of Common Stock owned. The rights will trade with the Company's Common Stock, and will not be exercisable until the occurrence of certain takeover related events. If a person or group acquires 15% or more of QUIDEL's Common Stock, the holders of the rights (other than the acquiring person or group) would, under certain circumstances, have the right to purchase additional shares of QUIDEL (or, in some cases, of the acquiring entity) at a discount to the then market price. The rights can be redeemed by the Company at any time, and will otherwise expire on December 30, 2006. Further details regarding the Plan will be provided to stockholders of record in a forthcoming letter.

QUIDEL Corporation discovers, develops, manufactures, and markets rapid immunodiagnostic products for point-of-care detection of human medical conditions and illnesses. These products provide simple, accurate and cost-effective diagnoses for acute and chronic conditions in the areas of reproductive and women's health, infectious diseases, allergies and autoimmune disorders. QUIDEL's products are sold to professionals in the physician's office and clinical laboratory, and to consumers through retail drug stores. For more information, visit the Company's web site at http://www.quidel.com.